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                                                                       EXHIBIT 2



FOR RELEASE IMMEDIATELY


                           PEC ISRAEL ECONOMIC CORPORATION
                     REPORTS THE FILING OF A SHAREHOLDER ACTION
                 ALLEGING THAT PARENT CORPORATION'S OFFER TO PURCHASE
                  OUTSTANDING SHARES OF PEC HELD BY THE PUBLIC FOR
                      A CASH PRICE OF $30.00 PER SHARE IS UNFAIR

          New York, December 14, 1998 . . . . PEC Israel Economic Corporation
(NYSE:IEC) today reported that on December 11, 1998 two shareholders of PEC filed a purported class action in New York State Supreme Court against PEC and its directors. The plaintiffs allege that the offer of PEC's parent corporation, IDB Development Corporation Ltd. ("IDBD"), to purchase all outstanding shares of PEC common stock not already owned by IDBD for a cash price of $30 per share is unfair and substantially below the fair or inherent value of PEC and that the defendant PEC directors breached their fiduciary duties in recommending acceptance of the offer by PEC's shareholders. PEC believes that the plaintiffs' allegations are without merit and intends to vigorously contest the action.

          PEC organizes, acquires interests in, finances and participates in the management of companies, predominantly companies which are located in Israel or are Israel-related. PEC's website address is http://www.irin.com/iec.




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